Filed by Applied Digital Solutions, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Company: Digital Angel Corporation
Commission File No: 333-145970
Explanatory Note: The PowerPoint presentation provided below was used in connection with Digital Angel Corporation’s previously announced virtual investor road show held on November 19, 2007.
November 2007 NASDAQ: ADSX AMEX:DOC Applied Digital Solutions, Inc. Digital Angel Corporation

Safe Harbor The statements in this presentation that are not strictly historical, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbors created by these sections. The forward-looking statements are subject to risks and uncertainties and the actual results that the Company achieves may differ materially from these forward-looking statements due to such risks and uncertainties, including, but not limited to, that the Company's majority stockholder, Applied Digital Solutions, Inc. owns 55.6% of the Company's common stock; that new accounting pronouncements may impact the Company's future results of operation; that the Company may continue to incur losses, that infringements by third parties on the Company's intellectual property or development of substantially equivalent proprietary technology by the Company's competitors could negatively affect the Company's business; that domestic and foreign government regulation and other factors could impair the Company's ability to develop and sell the Company's products in certain markets; that the Company relies on sales to government contractors of its animal identification products, and any decline in the demand by these customers for the Company's products could negatively affect the Company's business; that the Company depends on a single production arrangement for its patented syringe-injectable microchips; that the Company depends on principal customers; that the Company competes with other companies and the products sold by the Company's competitors could become more popular than the Company's products or render the Company's products as obsolete; that the Company's earnings will decline if the Company must write-off goodwill and other intangible assets; that the exercise of options and warrants outstanding and available for issuance may adversely affect the market price of the Company's common stock; that currency exchange rate fluctuations could have an adverse effect on the Company's sales and financial results; and that the Company depends on a small team of senior management and the Company may have difficulty attracting and retaining additional personnel. A detailed statement of risks and uncertainties is contained in the Company's reports to the Securities and Exchange Commission, including in particular the Company's Form 10-K for the fiscal year ended December 31, 2006. Investors and stockholders are urged to read this document carefully. The Company can offer no assurances that any projections, assumptions or forecasts made or discussed in this release will be met, and investors should understand the risks of investing solely due to such projections. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation. In connection with the merger, Applied Digital has filed with the SEC a Registration Statement on Form S-4, as amended, that contains a Joint Proxy Statement/Prospectus of Applied Digital and the Company. The Registration Statement was declared effective on October 5, 2007. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about the Company, Applied Digital and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials, and any other documents filed with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by Applied Digital or the Company by directing a written request, as appropriate, to Applied Digital at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Digital Angel at 490 Villaume Avenue, South St. Paul, Minnesota 55075, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction. Participants in Solicitation Applied Digital, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding Applied Digital's directors and executive officers is also included in Applied Digital's proxy statement (Form DEF 14A) for the 2007 annual meeting of its stockholders, which was filed with the SEC on May 4, 2007. These documents are available free of charge at the SEC's website (www.sec.gov) and by contacting Investor Relations at the addresses above.

The Company expects to sell certain wholly-owned subsidiaries that are non-core and not reflected on this slide

Tracking and Identification For Livestock, Pets and Fish Tracking and Identification For Military, Commercial & Recreational Maritime & Aviation Sectors RFID and Visual GPS & Satellite Communications DIGITAL ANGEL

Track and identify livestock with visual and RFID based tags; improves food safety, herd management, animal health, source and age verification 2006 revenue of $13.3MM Current global livestock tagging market - $150- $200MM per year Market expected to grow to $500MM per year with full adoption of national animal identification systems for US and Europe in 2009 North America - Approx 110MM cattle Europe - approx 90MM cattle; 2005 acquired Daploma, aggressive cost competitive tag manufacturer; South America - approx 300MM cattle; launched in 2006; now selling in 8 countries including Argentina and Brazil Expect to sell more than 5MM tags in S. America in 2007 Livestock

Livestock Strategy Build on industry need for food safety, herd management, animal health, source and age verification Increase cost competitiveness High-speed automated molding/printing: target 40% cost reductions and improved quality Establish Destron Fearing as global brand Common products/branding; re-launch marketing Key market presence: North America, Europe, South America Work with Congress regarding National ID System Digital Angel became the first livestock RFID system to be approved by the US Department of Agriculture in August 2006 Industry support: National Cattleman's Beef Association, Pork Producers, Wal-Mart, McDonald's

Companion Pets Manufactures implantable RFID chips that enable lost pets to be reunited with their owners 2006 revenue of $12.8MM Approx 60MM dogs and 70MM cats in the U.S.; only 3-5% are chipped Endorsed by USDA Distributors: Schering-Plough in US; Merial Europe; Dainippon in Japan Digital Angel sold 1.7MM ID chips in U.S. in 2006 (30% growth); expect to more than double in 2007 70,000 readers in market; 7,000 recoveries per month Renewed multi-year contract with Schering-Plough in Feb. 2007; July 2007 commitment for up to 7MM microchips by February 2009

Companion Pets Strategy Establish Digital Angel as low-cost/high-quality industry leader Create demand for Bio-Thermo Chip Schering-Plough Support their increased marketing efforts International Aggressively pursue large government tenders Drive down costs with volume commitments

# Equine



- Microchip for horses marketed under the LifeChip brand
  - Includes both Bio-Thermo and standard identification chips
- Bio-Thermo value-added feature will keep LifeChip above commodity status vs. the identification only product offered by Destron Fearing and potential competitors (e.g., Allflex, Datamars, Avid, and Trovan)
- NAIS approved implantable microtransponder. The only one currently approved for the USDA program
- Total market for microchips in horses is estimated to be over 6 million, of which, 5 million are performance horses
- Breed registries to use microchip to identify individual horses for registration purposes and add value to membership
- USDA and state veterinarians will use the equine microchip to manage the outbreak of disease, a growing area of concern

Digital Angel CORPORATION

Fish & Wildlife RFID tracking and identification products used by biologists and governments for environmental programs and studies 2006 revenue of $6.5MM Biomark exclusive U.S. distributor January 2007 - Army Corps of Engineers multi-year contract worth up to $10MM December 2006 - Bonneville Power Administration multi-year contract extension exceeding $10MM Monitors native salmon in the Columbia and Snake Rivers Successfully installed world's largest RFID antennae (16'x16'); reads 600 fish every 2 minutes

# Search & Rescue Beacons



- A leader - Search and rescue beacon equipment (SARBE®)
  - Encrypted GPS emergency rescue radio for recovery of downed airmen and isolated ground forces
- 2006 revenue of $16.4 million
- Emergency sounders, solenoids, rental radios
- Entire world's fleet (100k units) must be replaced in next 4 years
- Delivered SARBE to 40+ countries/primary vendor to RAF
- 2006: contracted w/ U.S. Air Force for dev't of new survival radio; follow-up dev't contract in March 2007; contract deliveries of 20 prototypes underway
- 2007: contracts w/ Swedish AF valued at $1.5MM; Royal AF of Oman valued at $1.7MM; British Ministry of Defense valued at $1.5MM





Digital Angel
CORPORATION

Emergency Locator Beacons A leader in Emergency Locator Beacons since 1937 April 2007 - completed acquisition of McMurdo Ltd., which is expected to generate revenues of $12 million in 2007 Sales to: Commercial marine & government - EPIRBs (72%) Leisure marine - EPIRBs & PLBs (10%) General aviation - ELTs (10%) Land / recreational - PLBs (8%) Consistent revenue stream; solves critical mass issue Absolute match for SARBE Significant investment in new product range 'McMurdo' brand name

Emergency Locator Beacons Strategy Capture major piece of procurements precipitated by new satellite system in place by 2009 Enter US military market URT-33 development contract Enter commercial/recreational market McMurdo acquisition (completed in April 2007) Create business unit with critical mass and profitability Expect 2008 revenue for search and rescue beacon business will approach $30MM

Financial Results Company positioned for further growth $57MM in revenue in 2006 and 20.3MM in Q307 2007 revenue guidance of $76-80MM Significant sales increases in: Companion Pets SARBE Grow current businesses, grow through strategic acquisition McMurdo acquisition is expected add $12MM in revenue to SARBE business this year Operating income-positive in fourth quarter

Merger with Applied Digital Strips away unnecessary corporate overhead and holding company structure; reduction of costs expected to be in excess of $2MM per year Sharpens focus on core businesses and facilitates the divestiture, at appropriate times, of non-core assets. Proceeds from the sale of these non-core businesses will be reinvested in the growth engines of the new company Gives Applied Digital stockholders a direct ownership position in Digital Angel Gives Digital Angel stockholders ownership in VeriChip Corporation New CEO to lead the combined company

Merger with Applied Digital Mechanics of the Transaction: Applied Digital will acquire the remaining 45% minority interest it does not currently own in Digital Angel Digital Angel stockholders other than Applied Digital will receive 1.4 shares of Applied Digital for every share of Digital Angel held Combined entity to trade on the Nasdaq under new symbol, "DIGA" Expected to close by the end of the year if conditions to merger are satisfied including obtaining stockholder approval

Investment Considerations Merger enables simpler corporate structure and market-friendly story Merger creates liquidity for those who want to take substantial positions in Digital Angel Digital Angel poised for significant growth in its search and rescue beacon business Satellite system being replaced by 2009 US Air Force contract McMurdo Patent for first implantable glucose sensing RFID microchip Digital Angel poised for significant growth in its animal applications business Renegotiated contract with Schering-Plough provides for 7MM pet chips by February 2009 Electronic tagging increasingly adopted for herd management and traceability for food safety

Tracking, Identifying and Communicating with High-Value Assets NASDAQ: ADSX AMEX:DOC Applied Digital Solutions, Inc. Digital Angel Corporation